EXHIBIT 11.1

STATEMENT RE COMPUTATION OF EARNINGS PER SHARE

In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted EPS is provided below.

(Unaudited and in thousands, except per share amounts)

	Three Months Ended

	March 31,	March 31,
Numerator - Basic and Diluted EPS:	2001	2000

Net loss	$(13,253)	$(3,874)

Denominator —Basic EPS:

Common stock outstanding	34,336	33,959

Basic loss per share	$(0.39)	$(0.11)

Denominator —Diluted EPS:

Denominator —basic EPS	34,336	33,959

Effect of dilutive securities

Common stock options	—	—

Diluted shares outstanding	34,336	33,959

Diluted loss per share	$(0.39)	$(0.11)